Exhibit 99.5

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “Preliminary Economic Assessment, Bolivar Mine, Mexico” prepared for Sierra Metals Inc. (the “issuer”) dated October 19, 2020, with an effective date December 31, 2019 (the “Technical Report”).

I, Jarek Jakubec, C.Eng., FIMMM, do hereby certify that:

1)	I am a Practice Leader/Corporate Consultant with SRK Consulting (Canada) Inc., with an office at Suite 2200 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada.

2)	I am a graduate of the Mining University in Ostrava, Czech Republic with a MSc. in Mining Geology (1984). I have practiced my profession continuously since 1984 and I have 36 years’ experience in mining. I have been involved in project management, mine design, due diligence studies, geological and geotechnical modeling around the world. I have direct operational experience from caving mines in Canada and have been involved in caving or sublevel caving mines studies in Canada, the United States, Chile, South Africa, Australia, Indonesia, Papua New Guinea, China, Kazakhstan and Mongolia. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101.

3)	I am a registered Chartered Engineer (No. 509147) and Fellow of the Institute of Materials, Minerals and Mining in the United Kingdom.

4)	I have not visited the Bolivar Mine located in Mexico.

5)	I have read the definition of “Qualified Person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6)	As a Qualified Person, I am independent of the issuer as defined in Section 1.5 of NI 43-101.

7)	I accept professional responsibility for portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

8)	I have had no prior involvement with the subject property.

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith.

10)	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 4th day of November 2020 in Vancouver, British Columbia, Canada.

“Original signed”

Jarek Jakubec, C.Eng., FIMMM

Practice Leader/Principal Consultant (Mining & Geology)

SRK Consulting (Canada) Inc.